Exhibit 8.1

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of March 31, 2005:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0
Coca-Cola FEMSA	Mexico	45.7	(1)
Propimex, S.A. de C.V.	Mexico	45.7
Corporación Interamericana de Bebidas, S.A. de C.V. (Panamco)	Mexico	45.7
Panamco México, S.A. de C.V.	Mexico	45.4
Panamco Bajío, S.A. de C.V.	Mexico	43.6
Panamco de Venezuela, S.A.	Venezuela	45.7
Kristine Oversease, S.A. de C.V. (holding company of Brazilian operations)	Mexico	38.0

Emprex	Mexico	100.0

FEMSA Cerveza	Mexico	100.0
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0

FEMSA Comercio	Mexico	100.0
Cadena Comercial Oxxo, S.A. de C.V.	Mexico	100.0
Oxxo Express, S.A. de C.V.	Mexico	100.0

(1)	Percentage of capital stock. FEMSA owns 53.6% of the capital stock with full voting rights.